Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

July 26, 2019

BY EDGAR

Andi Carpenter and Sharon Blume
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rexahn Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 7, 2019
Form 10-Q for Quarterly Period Ended March 31, 2019
Filed May 10, 2019
File No. 001-34079

Dear Ms. Carpenter and Ms. Blume:

On behalf of Rexahn Pharmaceuticals, Inc. (the “Company”), this letter is in response to your letter dated July 12, 2019 (the “Comment Letter”) to Mr. Douglas J. Swirsky, President, Chief Executive Officer and Director of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year December 31, 2018 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Item 1 Description of Business
Our Pipeline Product Candidates, page 4

1.
We note your disclosures on pages 4-7 stating that your product candidates, including RX-3117, RX-5902, and RX-0201, "appeared to be safe." Further, we note your disclosure that RX-3117 "appeared to be safe... with preliminary signs of efficacy." Safety and efficacy determinations are solely within the authority of the FDA. Please remove statements or inferences that your product candidates are or appeared to be safe and effective. You may provide the objective results of the clinical trials with the stated endpoints and indicate whether the candidate was well tolerated.

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Securities and Exchange Commission	- 2 -	July 26, 2019
The Company acknowledges the Staff’s comment and respectfully notes that its statements that its product candidates “appeared to be safe” or showed “preliminary signs of efficacy” are statements of preliminary insight only and are not intended to imply that its product candidates are safe or effective or that the FDA has made or will make any determination that the product candidates are safe or effective.  The Company believes that disclosure of this information is helpful to investors to assess the current status of the product candidates and to help understand the Company’s rationale for moving forward.  Nevertheless, in future filings, the Company will avoid statements that any of its product candidates “appeared to be safe” or show “preliminary signs of efficacy” unless that has been determined by the FDA.

Notes to Financial Statements
14. Collaboration Agreements
Zhejiang Haichang Biotechnology Co., Ltd., page F-26

2.
On February 8, 2018, you entered into a research and development collaboration agreement with Zhejiang Haichang Biotechnology Co., Ltd ("Haichang") under which Haichang will develop RX-0301 using Haichang's proprietary QTsome technology. You further indicate that Haichang will conduct certain preclinical and clinical activities through completion of Phase 2a proof of concept clinical trial in China. At that time, Haichang may obtain an exclusive license to further develop and commercialize RX-0301 in China and will pay customary license fees, milestones and royalty payments to you.

Please address the following:

•	Tell us whether you gave any upfront consideration to Haichang for the preclinical and clinical activities it is to perform through completion of Phase 2a proof of concept clinical trial in China;
•	Tell us whether any licenses were exchanged upfront;
•	Explain to us how you are accounting for this agreement, including the specific accounting literature you relied upon when making such determination; and
•	Quantify and describe for us any related amounts recorded in your financial statements during the year ended December 31, 2018 and the quarter ended March 31, 2019.

The Company did not provide any upfront consideration to Haichang upon entering into the research and development collaboration agreement with Haichang, nor was any upfront consideration provided to the Company by Haichang. Pursuant to the agreement, the Company granted Haichang an exclusive license under the Company’s intellectual property to conduct preclinical and clinical activities for nanoliposomal formulations of RX-0301 in China, Hong Kong, Macau and Taiwan in accordance with an agreed research and development plan, and Haichang granted the Company a worldwide, exclusive and perpetual license under Haichang intellectual property to research, develop, commercialize and manufacture nanoliposomal formulations of RX-0301.

Securities and Exchange Commission	- 3 -	July 26, 2019
Although the agreement is a research and development collaboration agreement, the Company is not required to be significantly involved in any joint development activities as the research and development work under the agreed research and development plan is performed solely by Haichang. The Company’s contribution to the research and development collaboration is a license of intellectual property, which is consistent with the Company’s ordinary business activities. As such, the Company accounts for this agreement as a contract with a customer that is within the scope of Accounting Standards Codification (“ASC”) No. 606, Revenue from Contracts with Customers (ASC 606). The Company has determined that its sole performance obligation to Haichang as determined under ASC 606 is the license to intellectual property. The license of intellectual property granted to Haichang was determined to be a right to use functional intellectual property, as the license has significant standalone functionality and is not dependent on continuing support of the license by the Company. The research and development collaboration agreement did not include cash consideration or, as noted above, any up-front consideration. The Company will solely be compensated by Haichang in this arrangement through non-cash consideration in the form of the rights to the enhanced value of the licensed intellectual property realized through the successful completion of research and development efforts by Haichang under this agreement. As the value of the non-cash consideration is dependent on the occurrence or non-occurrence of events that do not relate to the form of the non-cash consideration, the transaction price in this agreement is variable. At the agreement’s outset, the Company determined that the transaction price should be fully constrained given the early-stage nature of the intellectual property and uncertainty of the outcome of research and development activities to be completed by Haichang under the agreement. In addition, given the stage of the research and development efforts completed, the Company determined the value of the variable consideration through December 31, 2018 and March 31, 2019 was de minimis and therefore should continue to be fully constrained. Accordingly, no amounts related to this agreement were recorded in the Company’s financial statements in either period. The Company continues to re-evaluate its variable consideration constraint judgments on a periodic basis or when facts and circumstance indicate the factors impacting these judgments may change.

Form 10-Q for the Fiscal Quarter Ended March 31, 2019
Notes to Condensed Financial Statements
7 Collaboration Agreement, page 10

3.
On February 25, 2019, you entered into a collaboration agreement with BioSense Global LLC ("BioSense") to advance the development and commercialization of RX-3117 for pancreatic and other cancers in certain territories. Please address the following:

•
Clarify for us whether you believe the granting of the exclusive license to develop and promise to supply RX-3117 are distinct performance obligations. If so, explain to us in further detail how you made this determination;

•
Quantify for us the portion of the $3,000,000 transaction price that you will allocate to each performance obligation and describe when and how you expect to recognize the related revenue for each (ex: at a point in time, over time); and

•
Describe and disaggregate for us further the $226,000,000 milestones the company is eligible to receive by development, regulatory, commercial categories and further disaggregate, if applicable, by indication and geographic area. Considering the significant amount of potential milestones, tell us your consideration of disclosing an accounting policy that describes the factors you consider when determining whether milestones should be constrained or included in the transaction price.

The Company has determined that the exclusive license of intellectual property and the supply of RX-3117 are distinct performance obligations. The Company notes the following factors in making this determination:

•
The exclusive license of intellectual property was determined to be a right to use functional intellectual property as the license has significant standalone functionality and is not dependent on continuing support of the license by the Company or the supply of RX-3117 in order for the customer to derive value.  BioSense can benefit from the license on its own or with other resources readily available in the marketplace (contract manufacturing organizations and contract research organizations, for example).

Securities and Exchange Commission	- 4 -	July 26, 2019
•	The supply of RX-3117 represents a distinct performance obligation as BioSense can benefit from the supply of RX-3117 separately from the license.
•
The license to intellectual property and the supply of RX-3117 are separately identifiable in the contract and the Company can fulfill its promise to transfer the license separately from fulfilling its promise to deliver the supply of RX-3117.

•
The license of intellectual property and the supply of RX-3117 are not bundled to produce a combined output for the customer, do not significantly modify or customize one another and are not highly dependent on or highly interrelated to one another.

The Company will allocate the $3,000,000 transaction price based on the relative standalone selling price of each performance obligation. The Company has determined the standalone selling price of the license to intellectual property to be $3,000,000 using the adjusted market approach, which represents the price the market will bear based on the license rights granted and the state of the intellectual property. The Company has determined the standalone selling price of the clinical supply of RX-3117 to be $0.6 million based on a cost plus a margin approach. Accordingly, the Company has allocated $2.5 million of the transaction price to the license of intellectual property and $0.5 million of the transaction price to the supply of RX-3117. The Company will recognize revenue for each performance obligation at the point in time when control of the licensed property or supply of RX-3117, respectively transfers to the customer.

Under the collaboration agreement with BioSense, the Company is eligible to receive (i) up to an aggregate of $126 million based on the achievement of development and regulatory milestones in China and (ii) up to an aggregate of $100 million for the achievement of annual sales milestones in the Republic of Singapore, China, Hong Kong, Macau and Taiwan with respect to each pharmaceutical product containing RX-3117 as a single agent. The Company accounts for the milestones in the contract using the most likely amount approach. At the contract outset, the Company had determined that all of the milestone fees should be fully constrained as it is not probable that a significant reversal of revenue would not occur:

•
The milestone payments are earned based on the success of clinical development, regulatory approval activities and the successful commercialization of a product. Clinical development currently carries substantial risk and there is no certainty of success. Regulatory approval is dependent on clinical development success and commercialization is dependent on clinical development success, regulatory approval and other factors. Accordingly, achievement of the milestones is highly susceptible to factors outside of the Company’s control;

•
Uncertainty regarding the timing of milestone payments is not expected to be resolved for a significant period of time (more than one year for the first milestone and longer for subsequent milestones);

•	The Company does not have similar experiences or arrangements to consider in order to draw a conclusion on the likelihood of the milestones being achieved; and
•	The amounts present a broad range of possible consideration amounts when considered as a whole.

Furthermore, the Company notes that including one or more milestone payments could result in a significant reversal of revenue based on the magnitude of the reversal when compared to the upfront consideration provided (the reversal amount would significantly exceed the upfront consideration). The Company will re-evaluate its variable consideration constraint judgments on a periodic basis or when facts and circumstance indicate the factors impacting these judgments may change.

Securities and Exchange Commission	- 5 -	July 26, 2019
4.	Please file the collaboration agreement with BioSense as an Exhibit or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, without making a conclusion with respect to the Company’s dependence on the collaboration agreement with BioSense (the “BioSense Agreement”), the Company intends to file the BioSense Agreement as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.  The Company disclosed this intention in its Current Report on Form 8-K filed April 16, 2019. The Company evaluates its agreements, including collaboration agreements, from time to time, and considers whether they constitute material agreements in the context of the Company’s business. The Company determined to treat the BioSense Agreement as a material agreement beginning in April 2019 upon payment of the second of three installments of a license fee under the BioSense Agreement. The license fee is payable as partial consideration for an exclusive license to make, use, import, market and sell pharmaceutical products containing RX-3117 for the prevention or treatment of metastatic pancreatic cancer in humans in Singapore, China, Hong Kong, Macau and Taiwan, and this license will not be granted until the license fee is paid in full. Upon payment of the second installment in April 2019, half of the license fee had been paid and the Company determined that it was then probable that BioSense intended to pay the full license fee. Prior to that time, Biosense had only paid a relatively de minimis portion of the license fee.

*          *          *

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or J. Nicholas Hoover at (410) 659-2790. We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Douglas J. Swirsky, President and Chief Executive Officer, Rexahn Pharmaceuticals, Inc.
Jacob L. Kutz, Baker Tilly Virchow Krause, LLP
J. Nicholas Hoover, Hogan Lovells US LLP